logo Dealer Advisory: Important Proxy Information

The Trustees of Pioneer Growth Shares and of Pioneer Growth Trust, which consists of three funds - Pioneer Capital Growth Fund, Pioneer Equity-Income Fund and Pioneer Gold Shares - have approved certain changes to the Funds' operations.

Your clients will soon receive a Proxy Statement and instructions on voting their shares by mail. The shareowner meetings for both Pioneer Growth Shares and Pioneer Growth Trust are scheduled for April 21, 1998, in Boston.

The most significant changes are as follows:

Pioneer Growth Shares and Pioneer Capital Growth Fund
Approve for each fund a new management contract with Pioneering Management Corporation (PMC), including a performance-based management fee. Depending on the respective Fund's investment performance relative to a selected securities index, the fee paid by the Fund may be lower or higher than the proposed basic fee. This basic fee is higher than the management fee currently paid by each of the Funds to PMC, but is still lower than the median fee charged by the Funds' competitors.


(left callout)
Pioneer's Trustees have approved changes to Pioneer Growth Shares, Pioneer Capital Growth Fund, Pioneer Equity-Income Fund and Pioneer Gold Shares

Pioneer Equity-Income Fund
Approve a new management contract with PMC. Depending on the Fund's asset levels, the proposed fee rate may represent an increase or a decrease in PMC's current management fee rate stated as a percent of the Fund's average daily net assets. The rate will still be lower than the median fee charged by the Fund's competitors.

All Four Funds
Modernize certain investment restrictions to conform to current standards in the mutual fund industry. The Trustees believe the proposed changes are appropriate and necessary to provide future flexibility in the Funds' investment operations. See the Proxy Statements for details.

Pioneer Growth Trust (Capital Growth Fund, Equity-Income Fund and Gold Shares) Allow the Funds to be reorganized as three separate Delaware business trusts, versus the current single Massachusetts business trust. As separate Delaware business trusts, each Fund and its shareowners could benefit from a decreased possibility of shareowner and trustee liability and various potential operating efficiencies.

(left callout) To avoid additional mailings or phone solicitation, please prompt your clients to vote as soon as possible.

     For  more   information,   contact  your  Pioneer   Sales   Specialist   at
1-800-622-9876.


            For Broker/Dealer Use Only - Not for Use with the Public

   Pioneer Funds Distributor, Inc. 60 State Street Boston, Massachusetts 02109

                                                                       0298-4957